[YAHOO LETTERHEAD]
July 3, 2008
BY EDGAR
Mr. Mark Kronforst, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 27, 2008
File No. 000-28018
Dear Mr. Kronforst:
Yahoo! Inc. (the “Company”) has received the Staff’s comment letter dated June 30, 2008, concerning the above referenced Form 10-K. The comment letter asks us to provide our written responses within 10 business days or to tell the Staff when we will provide our responses. Our counsel, Robert Plesnarski of O’Melveny & Myers LLP, spoke to Accounting Branch Chief Mark Kronforst and requested and received an extension of time so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the comment letter by no later than July 25, 2008.
The Company hereby represents that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted, Yahoo! Inc.
/s/ BLAKE JORGENSEN
By:	Blake Jorgensen
Title:	Chief Financial Officer

cc:	Christine Davis, Assistant Chief Accountant
Stephanie I. Splane, VP, Corporate Legal Affairs and Deputy General Counsel
Robert T. Plesnarski, Esq., O’Melveny & Myers LLP